HAEMACURE CORPORATION

                                      PROXY

This Proxy is solicited by management in connection with the Annual and Special Meeting of Shareholders of HAEMACURE CORPORATION to be held at the Hotel Bonaventure Hilton, Salon Mont-Royal, 1 Place Bonaventure, Montreal, Quebec, on April 26, 2001, at 11:30 a.m. A Shareholder has the right to appoint as his proxy a person (who need not be a shareholder) other than those designated below, by inserting the name of such other person in the blank space provided or by completing another proper form of proxy.

The undersigned shareholder of HAEMACURE CORPORATION hereby appoints Marc Paquin, or failing him, Wayne G. Johnson or instead of either of them _____________________________________________________________ as proxy of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders to be held at the time and place mentioned above, and at any adjournment thereof. Without limiting the general authorization and power hereby given, all the shares registered in the name of the undersigned are to be voted as indicated below and may be voted in the discretion of such proxy with respect to amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting. If no choice is specified he shall vote in favour of the resolutions proposed to be made at the meeting:

(i) the confirmation of the amendment to By-Law Number 1 of the Corporation, replacing the fixed number of directors by a minimum of five and a maximum of 15:

         Vote for       (   )      Vote against          (   )

(ii) the confirmation of the amendment to By-Law Number 1 of the Corporation, so as to allow that a majority of directors be non-residents of Canada:

         Vote for       (   )      Vote against          (   )

(iii)    the election of directors:

         Vote for       (   )      Refrain from voting   (   )

(iv)     the appointment of Ernst & Young, Chartered Accountants, as auditors:

         Vote for       (   )      Refrain from voting   (   )

(v)      the adoption of a Shareholder Protection Rights Plan:

         Vote for       (   )      Vote against          (   )

(vi) the amendment of the 1996 Stock Option Plan of the Corporation, setting limits to the percentage of options that may be granted to insiders of the Corporation:

         Vote for       (   )      Vote against          (   )

(vii) the amendment of the 1996 Stock Option Plan of the Corporation so as to increase the number of common shares that may be issued thereunder:

         Vote for       (   )      Vote against          (   )

(viii) the amendment of the 1996 Stock Option Plan of the Corporation so as to extend the period of time during which an option may be exercised following an option holder's death or after an option holder's employment, office or directorship with the Corporation ending or terminating, other than for cause:

         Vote for       (   )      Vote against          (   )

DATED this __________ day of ____________________, 2001.



                                       ----------------------------------------
                                       (Signature)


                                       ----------------------------------------
                                       (Printed Name)

If this proxy is not dated in the above space it is deemed to bear the date on which it is mailed by the person making the solicitation.

Note: Pursuant to the provisions of the Corporation's By-Laws and the Canada Business Corporations Act:

         (a) The Instrument of Proxy shall be signed by the shareholder or by his attorney duly authorized in writing and need not be attested.

         (b) Where the shareholder is a corporation, the Instrument of Proxy must be executed by an officer thereof duly authorized.

         (c) A person may be appointed by a proxy although not a shareholder.

         (d) The Instrument of Proxy shall be deposited with Trust General du Canada, 1100 University Street, 9th Floor, Montreal, Quebec, H3B 2G7 or with the Secretary of the Corporation at the office of the Corporation, 2001 University Street, Suite 430, Montreal, Quebec Canada H3A 2A6, prior to 5:00 p.m. on the last business day preceding the meeting; otherwise it shall be invalid.


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
                              HAEMACURE CORPORATION


TO:      REGISTERED AND BENEFICIAL SHAREHOLDERS


National Policy Statement No. 41 (Shareholder Communication) provides both registered and beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the issuer. If you are interested in receiving such statements or other selective shareholder communication, please complete and return this form.



                                  Please Print

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                     Please return to the following address:

                             Trust General du Canada
                             1100 University Street
                                    9th Floor
                                Montreal, Quebec
H3B 2G7